                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a).

                      Callmate Telecom International, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
                    ----------------------------------------
                         (Title of Class of Securities)



                                  131236 10 1
                    ----------------------------------------
                                 (CUSIP Number)

                                Mr. Franz Kozich
   Trident Chambers, Wickhams Cay, Road Town, Tortola, British Virgin Islands
   --------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                    01/05/01
                    ----------------------------------------
            (Date of Events which Require Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

-------------------------                             -------------------------
CUSIP No. 131236 10 1                                        Page 1 of 19 Pages
-------------------------                             -------------------------

--------- ---------------------------------------------------------------------

          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1                             Franz Kozich
--------- ---------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
                                                                       (b)  [ ]
--------- ---------------------------------------------------------------------

3         SEC USE ONLY
--------- ---------------------------------------------------------------------

4         SOURCE OF FUNDS

            OO

--------- ---------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

            Not Applicable
--------- ---------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                              Austria

--------- ---------------------------------------------------------------------

Number of Shares Owned    7    SOLE VOTING POWER
By Each Reporting
Person With                    12,000,000
                        ------ ------------------------------------------------

                          8    SHARED VOTING POWER

                               Not Applicable

                        ------ ------------------------------------------------

                          9    SOLE DISPOSITIVE POWER

                               12,000,000
                        ------ ------------------------------------------------

                         10    SHARED DISPOSITIVE POWER

                                Not Applicable

--------- ---------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             12,000,000
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
             [ ]
--------- ---------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             73.1%

--------- ---------------------------------------------------------------------

14         TYPE OF REPORTING PERSON
                      IN

--------- ---------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

         This statement on Schedule 13D (the "Statement") relates to the common stock, $0.001 par value per share (the "Common Shares") of Callmate Telecom International, Inc., a Florida corporation (the "Issuer"), with its principal executive offices at 725 Port St. Lucie Blvd., Suite 201, Port St. Lucie, FL, 34984.

Item 2.  Identity and Background.
         -----------------------

         This Statement is being filed by Franz Kozich as the sole shareholder, director and officer of International Marketing Solutions Ltd., International Enterprise Solutions Ltd., Ion Technologies Ltd., Hypernet Research Inc. and Net Technology Group Ltd., all of which are British Virgin Islands corporations (collectively, the "Entities"), the principal business address of which is, in each case, Trident Chambers, Wickhams Cay, Road Town, Tortola, British Virgin Islands. The principal business of Mr. Kozich is providing seed capital to early stage companies. During the last five years neither any of the Entities nor Mr. Kozich has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Kozich is a citizen of Austria.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

Mr. Kozich exchanged his shares, owned through the Entities, in WebEngine Technologies International, Inc. (the "Corporation") on a one-for-one basis for shares of the Issuer pursuant to a certain Share Purchase Agreement, a form of which is appended hereto and filed as Exhibit A. The Share Purchase Agreement, notwithstanding text therein to the contrary, was not executed until the date that required the filing of this Statement. The Entities acquired the shares in the Corporation for investment purposes.

Item 4.  Purpose of Transaction.
         ----------------------

The transaction was entered into for investment purposes only.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

As a result of the event that requires the filing of this statement, Mr. Kozich beneficially owns, through the Entities, 12,000,000 shares of Common Stock of the Issuer. Mr. Kozich holds no derivatives conferring the right to purchase additional such shares of Common Stock and, accordingly, no adjustment to the aggregate number of shares of the Issuer pursuant to Rule 13d-3(d)(1)(i)(A) of the Securities Exchange Act of 1934, as amended, has been or need be made.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

There is no agreement among the Entities with respect to the exchange of shares in the Corporation for shares in the Issuer, nor is there any such agreement between Mr. Kozich and any of the Entities. Mr. Kozich is the sole owner and operator of the Entities.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

A form of the Share Purchase Agreement between the Issuer and the Corporation is appended hereto and filed as Exhibit A.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2001

                                               /s/ Franz Kozich
                                        ---------------------------------------
                                        By:    Franz Kozich
                                        Title: Sole shareholder and operator